Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260
Janice A. Dobbs
Corporate Secretary
(405) 552-7844
December 19, 2007
Via Facsimile (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Devon Energy Corporation
Definitive 14A
Filed April 27, 2007
File No. 001-32318
Dear Ms. Moncada-Terry:
This letter is to confirm our telephone conversation today regarding a request for an extension of time to respond to the comment contained in your letter dated December 14, 2007 regarding the above-referenced definitive proxy statement. As we discussed, due to the holidays our senior executives have not had time to respond to the comment.
We very much appreciate your consent to extend the comment response time to Friday, January 11, 2008.
Sincerely,
/s/ Janice A. Dobbs
Janice A. Dobbs
Corporate Secretary